Mail Stop 6010

August 22, 2006

Richard D. Crowley
Chief Financial Officer
Micrel, Incorporated
2180 Fortune Drive
San Jose, CA 95131

      Re: Micrel, Incorporated
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 6, 2006
               File No. 000-25236

Dear Mr. Crowley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant